Wearable Devices Ltd.

5 Ha-Tnufa St.

Yokne’am Illit, 2066736, Israel

January 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wearable Devices Ltd. (CIK: 0001887673)
Registration Statement on Form F-1 (File No. 333- 284023) (the “Registration Statement”)
Request to Delay Effectiveness

Dear Sir or Madam:

Wearable Devices Ltd. (the “Registrant”) hereby withdraws its acceleration request dated January 8, 2025 relating to the above-referenced Registration Statement and respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to delay declaring the above-referenced Registration Statement effective until such time as may be requested orally or in writing after the date hereof.

The Registrant respectfully requests to direct any questions regarding the foregoing to Howard E. Berkenblit, Esq. of Sullivan & Worcester LLP by telephone at (617) 338-2979.

Very truly yours,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer